Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



================================================================================


                               [GRAPHIC OMITTED]
                              CARNIVAL CORPORATION
                            P&O PRINCESS CRUISES PLC


                              Investor Presentation
                                  March/April 2003



================================================================================

         [GRAPHIC OMITTED]                      [GRAPHIC OMITTED]
         [LOGO - CARNIVAL CORPORATION]          [PHOTOGRAPH - CRUISE SHIP]
================================================================================



THE NEW CARNIVAL GROUP ...
A POWERFUL GLOBAL LEISURE COMPANY



================================================================================


         [GRAPHIC OMITTED]                     [GRAPHIC OMITTED]
         [PHOTOGRAPH - CRUISE SHIP]            [LOGO - P&O PRINCESS CRUISES PLC]

THE NEW CARNIVAL GROUP
================================================================================


     o Combination of Carnival/P&O Princess creates dynamic global leisure company

     o   Most recognised cruise brands in North America, UK & Continental Europe

     o   State of the art fleet

     o   Significant synergies between two organisations

     o   Unique DLC structure:

         > Strong operating cash flow and balance sheet to fund ongoing growth initiatives

         >    Only company to be included in FTSE 100 and S&P 500

THE NEW CARNIVAL GROUP
================================================================================


A GLOBAL, DIVERSIFIED LEISURE COMPANY

                                                               PRO FORMA
                                                              NEW CARNIVAL
                                  CCL             POC         CORPORATION
                                  ---             ---         ------------

Revenue ($m) (1)                $4,368          $2,527          $6,895

Net Income ($m) (1)             $1,016          $  213          $1,229

Passengers carried (m) (1)         3.5             1.2             4.7

Fleet Size (ships) (2)              45              20              65
Ships on Order                      13               5              18

Berths (000s) (2)                 67.3            32.7           100.0
Berths on Order (000s)            30.6            11.7            42.3


Source:  Company accounts and filings
(1)  Fiscal year 2002
(2)  POC fleet size and berths excludes river boats

                               [GRAPHIC OMITTED]
                         [LOGO - CARNIVAL CORPORATION]

================================================================================



                                    STRATEGY



================================================================================

THE NEW CARNIVAL GROUP
================================================================================


                           FOUR PRIMARY CRUISE REGIONS
                           ---------------------------

     o North America, U.K., Germany and Southern Europe account for 85% of global cruise passengers


[GRAPHIC OMITTED]

                                        CRUISE PASSENGERS
                                           IN MILLIONS
                                           -----------

         NORTH AMERICA                          6.9

         U.K.                                   0.8

         SOUTHERN EUROPE                        0.7

         GERMANY                                0.4


Source:  GP Wild data for 2001

THE NEW CARNIVAL GROUP
================================================================================


                 WIDE PORTFOLIO OF HIGHLY COMPLEMENTARY BRANDS
                 ---------------------------------------------

     o   POC's brands complement CCL's - by both geography & product offering


[GRAPHIC OMITTED]

NORTH AMERICA                  UNITED KINGDOM          GERMANY
-------------                  --------------          -------

Carnival Cruise Lines          P&O Cruises             AIDA Cruises

Princess                       Cunard                  Arosa

Holland America                Ocean Village
                                                       S. EUROPE
Windstar Cruises               Swan Hellenic           ---------

Seabourn                                               Costa

                                                                     AUSTRALIA
                                                                     ---------

                                                                     P&O Cruises

THE NEW CARNIVAL GROUP
================================================================================


                              HIGH BRAND AWARENESS
                              --------------------

     o New Carnival brands enjoy the highest levels of unaided brand awareness among North American and UK cruise operators ...


[GRAPHIC OMITTED]                               [GRAPHIC OMITTED]

         NORTH AMERICA (1)                              UNITED KINGDOM (2)
         -----------------                              ------------------

Carnival                52%                     P&O Cruises             63%

Princess                38%                     Cunard                  29%

RCl                     23%                     Fred Olsen              22%

NCL                     21%                     Thomson                 19%

HAL                     15%                     Airtours                17%


(1) Source: TRD Frameworks
(2) Source: P&O Princess Cruises commissioned third party research

THE NEW CARNIVAL GROUP
================================================================================


                          HIGH BRAND AWARENESS (CONT'D)
                          -----------------------------

     o   ... as well as among German and Italian cruise operators


[GRAPHIC OMITTED]                               [GRAPHIC OMITTED]

         GERMANY (1)                                    ITALY (2)
         -----------                                    ---------

Aida                    31.3%                   Costa                   21.9%

Berlin                   8.5%                   Festival                 0.4%

Europa                   6.1%                   Carnival                 0.3%

Deutschland              5.7%                   MSC                      0.2%


(1)  Source: P&O Princess Cruises commissioned third party research
(2)  Source: Company data. Represents survey of tour operators

THE NEW CARNIVAL GROUP
================================================================================


                      COMBINED TARGETED CAPACITY ADDITIONS
                      ------------------------------------

     o New Carnival net capacity additions will be spread over strong brands targeted at different segments (1)


[GRAPHIC OMITTED]


                                      IN THOUSANDS
                                      ------------

CARNIVAL                                11,046

COSTA                                    7,554

HOLLAND AMERICA                          7,392

PRINCESS                                 6,810

CUNARD                                   4,588

OCEAN VILLAGE                            1,610

AROSA                                    1,590

AIDA                                     1,270

P&O CRUISES                                560

SWAN HELLENIC                              316


Source:  Company Estimates & POC company website
(1) Combined CCL & POC net capacity additions based on anticipated capacity increases from 2002 and includes announced transfers and withdrawals
(2)  AROSA excludes river boats

THE NEW CARNIVAL GROUP
================================================================================


                         STATE-OF-THE-ART COMBINED FLEET
                         -------------------------------

     o   Combination of modern fleets

         > Addition of POC fleet with average age of 6.0 years reduces average age of combined fleet from 8.3 to 7.5 years

     o   Introduction of new state-of-the-art ships

         >    Increased ratio of balcony cabins on new ships maximises yields

         > Combined, the CCL/POC fleet has approximately 26% balcony cabins (1)

     o   Greater number of berths per ship maximises operating efficiencies

         > Average of 1,505 berths per ship by the end of November 2002 expected to increase to 1,683 by 2005 (2)


(1)  Company estimates
(2)  Excludes POC River Boats

THE NEW CARNIVAL GROUP
================================================================================


                              SIGNIFICANT SYNERGIES
                              ---------------------

     o Last two months of integration planning have reinforced confidence as to deliverability of synergies

         >    Improvements to come from both arms of DLC

     o Estimated synergies of at least $100 million on an annual basis commencing in first full financial year (2004) following transaction

     o Savings realised principally through the application of best practices, particularly

         >    Procurement
         >    Contractual savings
         >    Rationalisation of certain operations
         >    Technology
         >    Elimination of redundant costs
         >    On board operations

                               [GRAPHIC OMITTED]
                         [LOGO - CARNIVAL CORPORATION]

================================================================================



                               INDUSTRY OUTLOOK -
                         POSITIVE LONG TERM FUNDAMENTALS



================================================================================

CRUISING CONTINUES ITS STRONG GROWTH IN N. AMERICA
================================================================================


               GROWTH IN NORTH AMERICAN LEISURE VS. CRUISE TRAVEL
                                  (1997 - 2001)


[GRAPHIC OMITTED]

                  LEISURE TRAVEL GROWTH          1.8%

                  CRUISE TRAVEL GROWTH           8.3%


Source:  GP Wild & TIA

.... AND IS SUPPORTED BY FAVORABLE DEMOGRAPHICS
================================================================================


                                                   GROWTH OF NORTH AMERICAN
2002 NORTH AMERICAN CRUISE                     POPULATION BETWEEN AGE 45 AND 69
PASSENGER DEMOGRAPHICS (1)                                (MILLIONS) (2)
--------------------------                     --------------------------------

[GRAPHIC OMITTED]                             [GRAPHIC OMITTED]

72% of Cruise Market are age 40+              2000                     72mm

Age 25-40               28%                   2010                     94mm

Age 40-59               42%                           31% Growth

Age 60+                 30%


(1)  Source:  GP Wild
(2)  Source:  The World Bank

CRUISING GROWTH IN EUROPE
================================================================================


                    CRUISING IS GROWING FASTER AS A VACATION
                  ALTERNATIVE IN EUROPE THAN IN NORTH AMERICA


[GRAPHIC OMITTED]

                             1997 PASSENGERS      2001 PASSENGERS         CAGR
                             ---------------      ---------------         ----
                                (000s)                 (000s)              (%)

    UK                             518                  769               10.3%

    GERMANY                        284                  392                8.5%

    FRANCE, ITALY & SPAIN          405                  710               15.0%


(1)  Source:  GP Wild

MORE ATTRACTIVE LIFESTYLE TRENDS IN EUROPE
================================================================================


                         AVERAGE DAYS SPENT ON VACATION
                         ------------------------------


[GRAPHIC OMITTED]

                                                DAYS
                                                ----

         U.S.                                    13

         U.K.                                    28

         GERMANY                                 35

         SOUTHERN EUROPE                         40


Source:  WTO

ORGANIC GROWTH WILL BE PRIMARY DRIVER OF EARNINGS
================================================================================


               PROJECTED NEW CARNIVAL AND INDUSTRY CAPACITY GROWTH
                           (AVAILABLE BERTH DAYS) (1)


[GRAPHIC OMITTED]

                                        2003    2004    2005    2006
                                        ----    ----    ----    ----

         North America                  10.3%   12.7%   7.0%    3.6%

         UK/Europe                       7.9%    5.8%   2.7%    0.1%

         North America
         Industry Average                9.8%   10.5%   3.6%     --



Source:  Company estimates
(1) Represents anticipated available berth days year-over-year growth for CCL & POC combined

                               [GRAPHIC OMITTED]
                         [LOGO - CARNIVAL CORPORATION]

================================================================================



                         CRUISING - A RESILIENT INDUSTRY



================================================================================

2003 BOOKINGS
================================================================================


     o   Outlook for CCL and POC are similar

     o   Bookings have been impacted by

         >    Concerns about a war with Iraq

         >    Security alerts issued by various national governments

         >    Uncertain economic environment

     o   Booking trend very close-in

     o   CCL first quarter net revenue yields flat

     o Second quarter net revenue yields are expected to be most affected by current environment


(1)  2003 bookings data as of March 13, 2003

CCL HAS PROVED RESILIENT IN DIFFICULT ENVIRONMENTS
================================================================================


     o In 1991 during the Gulf War, CCL net yields were down 3.3% and Carnival grew its earnings 8%

     o   2002 Improvement in CCL Net Yields:


[GRAPHIC OMITTED]
                                        NET YIELD CHANGE (%)
                                        --------------------

         Q1                                     (7.5)
         Q2                                     (5.3)
         Q3                                     (0.8)
         Q4                                      2.6


     o   Even in a very tough 2002, earnings per share grew 9.5%

     o We believe CCL is likely to outperform other travel/leisure companies in most environments

HOMEPORTING REDUCES NEED FOR FLY-CRUISE
================================================================================


                               [GRAPHIC OMITTED]

           [MAP OF CARNIVAL CRUISE LINES/HOLLAND AMERICA EMBARKATIONS]

         TRADITIONAL PORTS                      NEW PORTS
         -----------------                      ---------

         Ft. Lauderdale                         Baltimore
         Los Angeles                            Boston
         Miami                                  Charleston
         San Juan                               Ensenada
                                                Galveston
                                                Honolulu
                                                Montreal
                                                New Orleans
                                                New York
                                                Norfolk
                                                Philadelphia
                                                Pt. Canaveral
                                                San Diego
                                                Seattle
                                                Seward
                                                Tampa
                                                Vancouver


              Mobility of cruise ships allows flexible deployment

                               [GRAPHIC OMITTED]
                         [LOGO - CARNIVAL CORPORATION]

================================================================================



                              UNIQUE DLC STRUCTURE



================================================================================

KEY TERMS OF DLC PROPOSAL
================================================================================


STRUCTURE             o    Dual listed company structure and Partial Share
                           Exchange offer


                      o    Carnival 74% (1)

DLC                   o    P&O Princess 26% (1)

                      o Based on a share exchange ratio of 1 POC Ordinary Share = 0.3004 CCL shares


PARTIAL SHARE         o    DLC Structure includes a Partial Share offer by
    OFFER                  which POC shareholders can exchange POC Shares
                           for CCL shares (maximum of 20% of POC's issued share capital)


                      o    Carnival shareholder meeting - 14 April
                      o    POC Shareholder meeting - 16 April
TIMETABLE             o    Closing estimated - 17 April
                      o    Contingent upon CCL & POC Shareholder votes
                      o    Reorganised POC shares and ADSs trade on 22 April,
                           CCL stock on 21 April


(1)  Pre Partial Share Offer

DLC STRUCTURE CHART
================================================================================


P&O PRINCESS                                              CARNIVAL
SHAREHOLDERS                                            SHAREHOLDERS
------------                                            ------------

P&O Princess                                                    Carnival
  Shares                                                        Shares (2)


             <----------->      EQUALISATION AND   <----------->
                              GOVERNANCE AGREEMENT

P&O PRINCESS                                              CARNIVAL
------------                                              --------

                             CROSS SHAREHOLDING (1)
                      <-----------------------------------


P&O PRINCESS                                              CARNIVAL
  ASSETS                                                   ASSETS
------------                                              --------



(1) Represents CCL holding in POC arm of DLC of up to 20%, dependent on take up of Partial Share Offer
(2)  Does not reflect Shareholder voting mechanism

DLC STRUCTURAL BENEFITS
================================================================================


     o Economic interests of CCL and POC are aligned - will be managed as a single economic enterprise

     o CCL will be the 111th largest company in the S&P 500 with a market capitalisation of $15.7 billion (1)

     o POC will be the 58th largest company in the FTSE 100 with a market capitalisation of (pounds) 3.1 billion (1)

     o All stock, no cash transaction - preserves strong balance sheet and credit rating

     o   Avoids Carnival stock flowback issues

     o   Maintains current tax position


(1)  Source: Bloomberg. Based on market capitalisations as at 21 March 2003

BOARD OF DIRECTORS STRUCTURE
================================================================================


     o   CCL and POC to have identical boards
         >    Six executive directors
         >    Seven independent directors (Nine post-completion)
         >    All directors subject to annual re-election
         >    Board to review each director's continuation annually
         >    Mandatory retirement at 75
         >    Independent directors' compensation to consist of cash and stock options that vest over 5 years (except for UK directors)

     o   Chairman/CEO role
         >    Prevailing practice in US
         >    Presiding Director will have increased responsibilities as recommended by the Conference Board Commission
         >    Presiding Director elected annually by non-executive directors
         >    Majority of non-executive directors provide appropriate balance

================================================================================


     o   Corporate Governance Guidelines
         >    Require majority of independent directors
         >    All directors on principal committees must be independent
         >    Director education programmes
         >    Annual self-evaluations

MANAGEMENT
================================================================================


     o   Single management team for combined group
         >    Will pursue a common set of business objectives
         >    Business strategies will be evaluated from the perspective of all shareholders

     o   CCL and POC senior management expected to continue
         >    Peter Ratcliffe to continue to manage POC's operations

     o   Corporate headquarters for group to be in Miami
         >   Small corporate office in the UK

     o Parent company to be called Carnival Corporation (NYSE listed) and Carnival plc (LSE listed)

SIMPLIFIED REPORTING
================================================================================


     o DLC to report in both US and UK denominated in US$ for combined business

     o   DLC to report in US GAAP

     o One combined annual report will comply with UKLA listing rules and US disclosure requirements

     o   One POC share to equal one CCL share after reorganisation

     o   One common dividend policy and payment schedule

     o   POC to change financial year end to 30 November

CCL COMMITMENT TO DLC
===========================================================================


     o   Shareholder and Board meetings held on both continents

     o   Senior US-based management to meet UK shareholders regularly

     o   Regular investor relations events held in UK

     o   Investor relations presence in UK maintained

     o Simultaneous release of information in the UK and US markets (during trading hours)

     o UK corporate brokers and public relations firms in place by closing

                               [GRAPHIC OMITTED]
                         [LOGO - CARNIVAL CORPORATION]

================================================================================



                          ATTRACTIVE VALUE OPPORTUNITY



================================================================================

CARNIVAL - ATTRACTIVE RELATIVE VALUATION
================================================================================


    CCL IS CURRENTLY TRADING AT A SIGNIFICANT DISCOUNT TO HISTORICAL AVERAGE


                [GRAPHIC OMITTED]               [GRAPHIC OMITTED]


                1991-2002 AVERAGE (1)           2002 P/E (1)
                ---------------------           ------------

S&P 500                 25.1x                      29.5x

CCL                     18.6x                      15.5x

DISCOUNT %              26.0%                      47.6%

Source: Company filings/Factset. Based on closing prices as at 21 March 2003
(1)  Represents trailing multiples

CARNIVAL - ATTRACTIVE RELATIVE VALUATION
================================================================================


           CCL HAS HISTORICALLY TRADED AT A P/E PREMIUM TO RCL AND POC


                 [GRAPHIC OMITTED]        [GRAPHIC OMITTED]


                  AVERAGE DISCOUNT        CURRENT DISCOUNT
                  TO CCL P/E (1,2)         TO CCL P/E (1)
                  ----------------         --------------

RCL                      27%                     34%

POC                      29%                     (1%)


Source:  Datastream; Factset
(1)  Represents trailing multiples
(2) First available data point for POC post demerger is 15/2/01; last data point for POC as of 19/11/01; first available data point for RCL initial public offering is 28/4/93; last data point for RCL as of 11/3/03.

CCL HAS HISTORICALLY RECOVERED QUICKLY IN PERIODS OF UNCERTAINTY
================================================================================


                           CCL PRICE/BOOK VALUE RATIO


[GRAPHIC OMITTED]                       [GRAPHIC OMITTED]

JANUARY 18,                             SEPTEMBER 11,
1991 - GULF WAR BEGINS                  2001 - WTC ATTACKS
----------------------                  ------------------

01/01/90          2.61                  03/13/01        2.52

05/26/90          2.96                  07/12/01        2.67

10/19/90          1.84                  11/10/01        2.15

03/14/91          2.45                  03/11/02        2.74

08/07/91          2.64                  07/10/02        2.37

12/31/91          2.67                  11/08/02        2.59

                                        03/10/03        1.89


Source: Datastream

                               [GRAPHIC OMITTED]
                         [LOGO - CARNIVAL CORPORATION]

================================================================================



                                   CONCLUSION



================================================================================

THE NEW CARNIVAL CORPORATION
================================================================================


     o Combination of Carnival/P&O Princess creates dynamic global leisure company

     o   Most recognised cruise brands in North America, UK & Continental
         Europe

     o   Strong operating cash flow and balance sheet to fund growth initiative

     o   Favourable long term industry fundamentals

     o   Proven resiliency

     o   Compelling valuation

FORWARD LOOKING STATEMENTS AND RESPONSIBILITY
================================================================================

CERTAIN STATEMENTS CONTAINED IN THIS PRESENTATION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS WITH RESPECT TO P&O PRINCESS AND CARNIVAL AND THEIR RESPECTIVE SUBSIDIARIES AND THE COMBINED GROUP, INCLUDING CERTAIN STATEMENTS CONCERNING THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION, FUTURE RESULTS, PLANS AND GOALS AND OTHER EVENTS WHICH HAVE NOT YET OCCURRED. YOU CAN FIND MANY (BUT NOT ALL) OF THESE STATEMENTS BY LOOKING FOR WORDS LIKE "WILL", "MAY", "BELIEVES", "EXPECTS", "ANTICIPATES", "FORECAST", "FUTURE", "INTENDS", "PLANS" AND "ESTIMATES" AND FOR SIMILAR EXPRESSIONS. BECAUSE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, THERE ARE MANY FACTORS THAT COULD CAUSE THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION NOT TO OCCUR AND/OR EACH OF P&O PRINCESS', CARNIVAL'S AND THE COMBINED GROUP'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THIS DOCUMENT. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO: REGULATORY AND SHAREHOLDER APPROVALS OF THE DLC TRANSACTION; ACHIEVEMENT OF EXPECTED BENEFITS FROM THE DLC TRANSACTION; RISKS ASSOCIATED WITH THE COMBINATION OF CARNIVAL'S AND P&O PRINCESS' BUSINESSES BY MEANS OF THE DLC STRUCTURE; LIQUIDITY AND INDEX INCLUSION AS A RESULT OF THE IMPLEMENTATION OF THE DLC STRUCTURE, INCLUDING A POSSIBLE MANDATORY EXCHANGE; RISKS ASSOCIATED WITH THE UNCERTAINTY OF THE TAX STATUS OF THE DLC STRUCTURE; GENERAL ECONOMIC AND BUSINESS CONDITIONS WHICH MAY IMPACT LEVELS OF DISPOSABLE INCOME OF CONSUMERS AND THE NET REVENUE YIELDS FOR THE CRUISE BRANDS OF CARNIVAL, P&O PRINCESS AND THE COMBINED GROUP; CONDITIONS IN THE CRUISE AND LAND-BASED VACATION INDUSTRIES, INCLUDING COMPETITION FROM OTHER CRUISE SHIP OPERATORS AND OTHER VACATION ALTERNATIVES AND INCREASES IN CAPACITY OFFERED BY CRUISE SHIP AND LAND-BASED VACATION ALTERNATIVE CAPACITIES; THE IMPACT OF OPERATING INTERNATIONALLY; THE INTERNATIONAL POLITICAL AND ECONOMIC CLIMATE, ARMED CONFLICT, TERRORIST ATTACKS AND OTHER WORLD EVENTS AND NEGATIVE MEDIA PUBLICITY AND THEIR IMPACT ON THE DEMAND FOR CRUISES; ACCIDENTS AND OTHER INCIDENTS AT SEA AFFECTING THE HEALTH, SAFETY AND SECURITY OF PASSENGERS; THE ABILITY OF CARNIVAL, P&O PRINCESS AND THE COMBINED GROUP TO IMPLEMENT THEIR SHIPBUILDING PROGRAMMES AND BRAND STRATEGIES AND TO CONTINUE TO EXPAND THEIR BUSINESSES WORLDWIDE; THE ABILITY OF CARNIVAL, P&O PRINCESS AND THE COMBINED GROUP TO ATTRACT AND RETAIN SHIPBOARD CREW; THE ABILITY TO OBTAIN FINANCING ON TERMS THAT ARE FAVOURABLE OR CONSISTENT WITH CARNIVAL'S, P&O PRINCESS' AND THE COMBINED GROUP'S EXPECTATIONS; THE IMPACT OF CHANGES IN OPERATING AND FINANCING COSTS, INCLUDING CHANGES IN FOREIGN CURRENCY AND INTEREST RATES AND SECURITY, FUEL, FOOD AND INSURANCE COSTS; CHANGES IN THE TAX, ENVIRONMENTAL AND OTHER REGULATORY REGIMES UNDER WHICH EACH COMPANY OPERATES; AND THE ABILITY OF A SMALL GROUP OF SHAREHOLDERS EFFECTIVELY TO CONTROL THE OUTCOME OF SHAREHOLDER VOTING.

THESE RISKS AND OTHER RISKS ARE DETAILED IN CARNIVAL'S AND P&O PRINCESS' US SECURITIES AND EXCHANGE COMMISSION ("SEC") REPORTS. THOSE REPORTS CONTAIN IMPORTANT CAUTIONARY STATEMENTS AND A DISCUSSION OF MANY OF THE FACTORS THAT COULD MATERIALLY AFFECT THE ACCURACY OF EACH COMPANY'S FORWARD-LOOKING STATEMENTS AND/OR ADVERSELY AFFECT THEIR RESPECTIVE BUSINESSES, RESULTS OF OPERATIONS AND FINANCIAL POSITIONS. CARNIVAL AND P&O PRINCESS CAUTION THE READER THAT THESE RISKS MAY NOT BE EXHAUSTIVE. CARNIVAL AND P&O PRINCESS OPERATE IN A CONTINUALLY CHANGING BUSINESS ENVIRONMENT, AND NEW RISKS EMERGE FROM TIME TO TIME. NEITHER CARNIVAL NOR P&O PRINCESS CAN PREDICT SUCH RISKS NOR CAN THEY ASSESS THE IMPACT, IF ANY, OF SUCH RISKS ON THEIR BUSINESSES OR THE EXTENT TO WHICH ANY RISK, OR COMBINATION OF RISKS, MAY CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE PROJECTED IN ANY FORWARD-LOOKING STATEMENTS. ACCORDINGLY, FORWARD-LOOKING STATEMENTS SHOULD NOT BE RELIED UPON AS A PREDICTION OF ACTUAL RESULTS. SUBJECT TO ANY CONTINUING OBLIGATIONS UNDER APPLICABLE LAW OR ANY RELEVANT LISTING RULES, CARNIVAL AND P&O PRINCESS EXPRESSLY DISCLAIM ANY OBLIGATION TO DISSEMINATE, AFTER THE DATE OF THIS PRESENTATION, ANY UPDATES OR REVISIONS TO ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN EXPECTATIONS OR EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS ARE BASED.

IN CONNECTION WITH CARNIVAL'S DUAL LISTED COMPANY PROPOSAL (WHICH INCLUDES A PARTIAL SHARE OFFER TO P&O PRINCESS SHAREHOLDERS), THE SEC HAS DECLARED EFFECTIVE A REGISTRATION STATEMENT ON FORM S-4/PROXY STATEMENT ON SCHEDULE 14A AND A REGISTRATION STATEMENT ON FORM S-4/STATEMENT ON SCHEDULE TO. BOTH REGISTRATION STATEMENTS CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DUAL LISTED COMPANY PROPOSAL. CARNIVAL HAS MAILED TO SHAREHOLDERS OF P&O PRINCESS THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/SCHEDULE TO. CARNIVAL HAS MAILED THE PROXY STATEMENT AND THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/PROXY STATEMENT TO ITS SHAREHOLDERS. THESE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT AND THE SCHEDULE TO CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE DUAL LISTED COMPANY PROPOSAL AND RELATED MATTERS. SHAREHOLDERS SHOULD READ THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSAL. THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL AND PRIOR PRECONDITIONAL OFFER ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THESE DOCUMENTS WILL BE MADE AVAILABLE TO SHAREHOLDERS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CARNIVAL SHAREHOLDERS FOR PURPOSES OF RULE 14A-12(A)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX V TO CARNIVAL'S FILING UNDER RULE 425 OF 8 JANUARY 2003.

THE SEC HAS DECLARED EFFECTIVE A REGISTRATION STATEMENTS ON FORM F-4 IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND ISSUANCE OF THE SPECIAL VOTING SHARE IN CONNECTION WITH THE DLC TRANSACTION. THE FORMS F-4 CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND/OR THE DLC TRANSACTION. P&O PRINCESS HAS MAILED A CIRCULAR WITH RESPECT TO THE DLC TRANSACTION TO SHAREHOLDERS OF P&O PRINCESS. THE CIRCULAR, FORMS F-4 AND THE PROSPECTUSES CONTAIN IMPORTANT INFORMATION ABOUT P&O PRINCESS, CARNIVAL, THE DEEMED EXCHANGE OF P&O PRINCESS SHARES, THE DLC TRANSACTION, THE PARTIAL SHARE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE CIRCULAR, FORMS F-4, THE PROSPECTUSES AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND THE PARTIAL SHARE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE CIRCULAR, FORMS F-4, THE PROSPECTUSES, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO P&O PRINCESS CRUISES PLC, 11-12 CHARLES II STREET, LONDON SW1Y 4QU, ENGLAND, ATTENTION COMPANY SECRETARY. IN ADDITION TO THE FORMS F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION, P&O PRINCESS IS OBLIGATED TO FILE ANNUAL REPORTS AND OTHER INFORMATION WITH THE SEC.

TERMS USED IN THIS PRESENTATION HAVE THE SAME MEANING AS IN THE ANNOUNCEMENT DATED 8 JANUARY 2003.

THE DIRECTORS OF CARNIVAL ACCEPT RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS PRESENTATION (OTHER THAN INFORMATION RELATING TO THE P&O PRINCESS GROUP, THE DIRECTORS OF P&O PRINCESS, AND MEMBERS OF THEIR IMMEDIATE FAMILIES, RELATED TRUSTS AND PERSONS CONNECTED WITH THEM). TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE DIRECTORS OF CARNIVAL (WHO HAVE TAKEN ALL REASONABLE CARE TO ENSURE THAT SUCH IS THE CASE), THE INFORMATION CONTAINED IN THIS PRESENTATION FOR WHICH THEY TAKE RESPONSIBILITY IS IN ACCORDANCE WITH THE FACTS AND DOES NOT OMIT ANYTHING LIKELY TO AFFECT THE IMPORT OF SUCH INFORMATION. THE DIRECTORS OF P&O PRINCESS ACCEPT RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS PRESENTATION (OTHER THAN INFORMATION RELATING TO CARNIVAL, THE DIRECTORS OF CARNIVAL, AND MEMBERS OF THEIR IMMEDIATE FAMILIES, RELATED TRUSTS AND PERSONS CONNECTED WITH THEM). TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE DIRECTORS OF P&O PRINCESS (WHO HAVE TAKEN ALL REASONABLE CARE TO ENSURE THAT SUCH IS THE CASE), THE INFORMATION CONTAINED IN THIS PRESENTATION FOR WHICH THEY TAKE RESPONSIBILITY IS IN ACCORDANCE WITH THE FACTS AND DOES NOT OMIT ANYTHING LIKELY TO AFFECT THE IMPORT OF SUCH INFORMATION.

MERRILL LYNCH INTERNATIONAL AND UBS LIMITED, A SUBSIDIARY OF UBS AG, ARE ACTING AS JOINT FINANCIAL ADVISORS AND JOINT CORPORATE BROKERS EXCLUSIVELY TO CARNIVAL AND NO-ONE ELSE IN CONNECTION WITH THE CARNIVAL DLC TRANSACTION AND THE PARTIAL SHARE OFFER AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN CARNIVAL FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS RESPECTIVELY OF MERRILL LYNCH INTERNATIONAL AND UBS LIMITED AS THE CASE MAY BE OR FOR PROVIDING ADVICE IN RELATION TO THE CARNIVAL DLC TRANSACTION AND THE PARTIAL SHARE OFFER.

SALOMON BROTHERS INTERNATIONAL LIMITED, TRADING AS SCHRODER SALOMON SMITH BARNEY ("SCHRODER SALOMON SMITH BARNEY") AND CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED ARE ACTING FOR P&O PRINCESS AND NO ONE ELSE IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF SCHRODER SALOMON SMITH BARNEY OR CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED OR FOR PROVIDING ADVICE IN RELATION TO THE MATTERS REFERRED TO HEREIN.

EUROPEAN CRUISE PENETRATION                             [ALTERNATE SLIDE]
================================================================================


                   EUROPE UNDER-PENETRATED RELATIVE TO THE US

                                [GRAPHIC OMITTED]


                  CRUISE PASSENGERS AS % OF VACATIONERS
                  -------------------------------------

                  US                            3.0%

                  UK                            1.5%

                  GERMANY                       0.5%

                  FRANCE, ITALY & SPAIN         1.6%


Source: PSA (for number of cruise passengers in 2001). Euromonitor (for number of outbound vacationers in 2001) and Company for US penetration percentage.

STRONG BALANCE SHEET TO DRIVE FUTURE GROWTH
================================================================================
                                                        [ALTERNATE SLIDE]


[GRAPHIC OMITTED]


RATING (1)

A2
                CCL TODAY
A3

Baa1

Baa2
                                POC TODAY
Baa3    Investment Grade
--------------------------------------------------------------------------------
Ba1     Non-Investment Grade

Ba2


                                        CCL (2)         POC (2)
                                        -------         -------

Net Debt / EBITDA (LTM)                  1.7x             4.2x
--------------------------------------------------------------------------------
Net Debt / Net Book Cap                 25.2%            46.8%
--------------------------------------------------------------------------------
Debt Ratings                            A/A2/A          BBB/Baa3/BBB+
(S&P/Moody's/Fitch)
--------------------------------------------------------------------------------
Liquidity ($m)(3)                       $2,201           $1,802
--------------------------------------------------------------------------------

(1)  Credit ratings as per Moody's Investors Service
(2)  As of November 2002 for CCL and December 2002 for POC
(3)  Liquidity calculated as cash plus committed undrawn facilities


                                       17